UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 2012

ROSETTA GENOMICS LTD.

(Exact name of registrant as specified in its charter)

Israel
(State or Other Jurisdiction of Incorporation

10 Plaut Street, Science Park
Rehovot 76706 POB 4059
Israel
(Address of Principal Executive Offices)

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Rosetta Genomics Ltd.

On March 20, 2012, Rosetta Genomics Ltd. (the “Company”) issued a press release announcing that data from a study investigating the ability of microRNA expression to determine the risk of disease recurrence in colorectal cancer patients was published in the online edition of the International Journal of Oncology and is expected to appear in the upcoming print edition. The article is entitled “Tumor microRNA-29a expression and the risk of recurrence in stage II colon cancer.”

The study compared the microRNA (miRNA) profiles in the primary tumor of patients with recurrent and non-recurrent colorectal cancer. The study included 110 patients, 51 (46%) with stage I and 59 (54%) with stage II disease, who underwent curative colectomies without adjuvant therapy and for whom reliable miRNA expression data was available. RNA was extracted from formalin-fixed paraffin-embedded tumor samples. Initial profiling, using microarrays, was done to identify potential biomarkers of recurrence. The miRNA expression was later verified by quantitative real-time polymerase chain reaction (qRT-PCR). The findings compared the miRNA profiles between patients who had a recurrence within 36 months of surgery (bad prognosis group, n=23 or 21%) and those who did not (good prognosis group, n=87 or 79%) in the entire group and within each stage.

In stage II patients, one miRNA, miR-29a, showed a clear differential expression between the good and bad prognosis groups (p=0.028). High expression of miR-29a was associated with a longer disease-free survival on both univariate and multivariate analyses. Using miR-29a, the positive predictive value for non-recurrence was 94% (2 recurrences among 31 patients). The differential expression of miR-29a was verified by qRT-PCR, showing a similar association of this miRNA with disease-free survival. The results showed that none of the 903 miRNAs tested showed differential expression between stage I patients with good and bad prognosis.

Commenting on these data, study collaborator, Baruch Brenner, M.D., Institute of Oncology, Davidoff Center, Rabin Medical Center, Beilinson Hospital and Sackler Faculty of Medicine, Tel Aviv University, both in Israel, noted, “The risk of recurrence following successful complete resection is high in stage II and III disease. Consequently, most of these patients will receive additional treatment including postoperative (adjuvant) chemotherapy and preoperative (neoadjuvant) or postoperative (adjuvant) chemo-radiotherapy. However, the majority of patients receiving neoadjuvant and/or adjuvant therapy, which are associated with significant morbidity and even long-term sequelae and mortality, do not need it.”

Dr. Brenner continued, “The current study suggests a potential prognostic role of miR-29a in patients with resected stage II colon cancer. Patients who did not experience a recurrence within three years from the resection of their primary tumor had significantly higher expression levels of this miRNA compared with patients who did have a recurrence within the same time. To further support the prognostic role of miR-29a, high expression levels of this miRNA correlated not only with the risk of recurrence, but also with the duration of disease-free survival.”

“Current methods for stratifying patients with colorectal cancer by their prognosis are still mainly based on the extent of the local tumor spread and do little to distinguish between patients who do and those who do not need additional treatment,” stated Kenneth A. Berlin, President and Chief Executive Officer of Rosetta Genomics. “Colorectal cancer is one of the most common cancers. Globally, more than 500,000 people die of this disease each year, making it the third most common cancer death worldwide. Data from this study demonstrate that miR-29a has the potential to serve as a biomarker of the risk of recurrence in stage II colon cancer, a finding that may have important implications for patient care. Informed decision-making using a test with a high positive predictive value may spare patients unnecessary and sometimes toxic post-surgery treatment, and may identify which patients to treat more aggressively.”

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-159955, 333-163063, 333-171203, 333-172655 and 333-177670.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: March 20, 2012	By:	/s/ Kenneth A. Berlin
Kenneth A. Berlin President and Chief Executive Officer